Exhibit 12.2
COMPUTATION OF RATION OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

	SIX MONTHS
	ENDED JUNE 30,		YEARS ENDED DECEMBER 31,
(dollars in thousands)	2005	2006	2001	2002	2003	2004	2005
Net income (loss)	27,577	20,736	$(97,566)	$(24,958)	$(22,168)	$24,219	$47,470
Income tax (benefit) expense	19,385	15,668	(38,870)	(12,434)	(12,338)	11,764	35,488
Fixed charges	64,570	80,947	153,964	139,376	126,245	116,409	137,889

Earnings	111,532	117,351	17,528	101,984	91,739	152,392	220,847

Interest expense, net	36,324	50,333	112,386	94,061	77,350	64,425	80,345
Rent under leases representative of an interest factor (1/3)	28,246	30,614	41,578	45,315	48,895	51,984	57,544
Preferred dividends	0	0	0	0	0	0	0

Fixed charges	64,570	80,947	153,964	139,376	126,245	116,409	137,889

Ratio of earnings to fixed charges(2)	1.7x	1.4x	0.1x	0.7x	0.7x	1.3x	1.6x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is difined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is difined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $136.4 million, $37.4 million and $34.5 million, respectively.